UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

EXE Technologies, Inc.

(Name of the Issuer)

EXE Technologies, Inc.
SSA Global Technologies, Inc.
Rush Merger Subsidiary, Inc.
General Atlantic Partners, LLC
General Atlantic Partners 41, L.P.
General Atlantic Partners 57, L.P.
General Atlantic Partners 76, L.P.
GAP Coinvestment Partners, L.P.
GAP Coinvestment Partners II, L.P.
GapStar, LLC
GAPCO GmbH & Co. KG
GAPCO Management GmbH

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

301504106

(CUSIP Number of Class of Securities)

Joseph L. Cowan President and Chief Executive Officer EXE Technologies,Inc. 8787 Stemmons Freeway Dallas, Texas 75247 (214) 775-6000	Kirk J. Issacson Executive Vice President and General Counsel SSA Global Technologies, Inc. 500 W. Madison Chicago, Illinois 60661 (312) 258-6000	Matthew Nimetz c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, Connecticut 06830 (203) 629-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Daniel W. Rabun, Esq. Baker & McKenzie 2300 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201 (214) 978-3000	Robert B. Loper, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000	Douglas A. Cifu, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

     This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.☐

Check the following box if the filing is a final amendment reporting the results of the transaction.☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$49,066,067	$3,970

     * The filing fee was determined based upon the sum of (a) the product of 6,665,681 shares of Common Stock and the merger consideration of $7.10 per share, and (b) the excess of $7.10 over the exercise price per share of each option included in the aggregate number of securities (an aggregate of 407,218 options to purchase Common Stock). In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined calculating a fee of $80.90 per $1,000,000 of the amount calculated pursuant to the preceding sentence.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,970
Form or Registration No.:	Schedule 14A
Filing Party:	EXE Technologies, Inc.
Date Filed:	September 12, 2003

INTRODUCTION

     This Amendment No.3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being jointly filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by: (1) EXE Technologies, Inc., a Delaware corporation (“EXE”), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) SSA Global Technologies, Inc., a Delaware corporation (“SSA”); (3) Rush Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”); (4) General Atlantic Partners, LLC, a Delaware limited liability company (“GAPLLC”); (5) General Atlantic Partners 41, L.P., a Delaware limited partnership (“GAP 41”); (6) General Atlantic Partners 57, L.P., a Delaware limited partnership (“GAP 57”); (7) General Atlantic Partners 76, L.P., a Delaware limited partnership (“GAP 76”); (8) GAP Coinvestment Partners, L.P., a New York limited partnership (“GAP Coinvestment Partners”); (9) GAP Coinvestment Partners II, L.P., a Delaware limited partnership (“GAP Coinvestment Partners II”); (10) GapStar, LLC, a Delaware limited liability company (“GAPSTAR”); (11) GAPCO GmbH & Co. KG, a German limited partnership (“GAP GMBH”); and (12) GAPCO Management GmbH, a German corporation (“GmbH Management”) (GAPLLC, GAP41, GAP57, GAP76, GAP Coinvestment Partners, GAP Coinvestment Partners II, GAPSTAR, GAP GMBH and GmbH Management collectively, the “General Atlantic Entities”) (EXE, SSA, Merger Sub and the General Atlantic Entities together, the “Filing Persons”).

     Pursuant to an Agreement and Plan of Merger, dated as of August 15, 2003, as amended (the “Merger Agreement”), by and among SSA, EXE and Merger Sub, SSA will acquire EXE through the merger of Merger Sub with and into EXE. Also pursuant to the Merger Agreement, immediately prior to completion of the merger, unless EXE is otherwise notified by SSA prior to the effective time of the merger , EXE will sell substantially all of its intellectual property to SSA or its designated subsidiary (the “Asset Sale”).

     Upon completion of the merger, each issued and outstanding share of common stock of EXE will be converted into the right to receive $7.10 in cash, without interest, except that: (1) shares of EXE’s common stock held by EXE, SSA, Merger Sub or any of EXE’s subsidiaries and shares held in EXE’s treasury immediately prior to the effective time will be canceled without any payment therefor; and (2) shares of EXE’s common stock held by stockholders who perfect their appraisal rights will be subject to appraisal in accordance with Delaware law. Upon completion of the acquisition, SSA is expected to own 100% of EXE’s post-merger common stock.

     All outstanding stock options to purchase common stock of EXE will be treated in connection with the merger in the manner described in the Proxy Statement (as defined below).

     Concurrently with the filing of this Schedule 13E-3, EXE is filing under Regulation 14A of the Exchange Act, definitive proxy materials on Schedule 14A (the “Proxy Statement”) pursuant to which the stockholders of EXE will be given notice of, and be asked to vote with respect to, the adoption of the Merger Agreement and approval of the Asset Sale. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

     The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that EXE is “controlled” by SSA, Merger Sub or any of the General Atlantic Entities, or that SSA, Merger Sub or any of the General Atlantic Entities is an “affiliate” of EXE within the meaning of Rule 13e-3 under section 13(e) of the Securities Exchange Act or 1934, as amended. The information in the Proxy Statement and this Schedule 13E-3 concerning EXE after the completion of the merger has been supplied by SSA, information about EXE before the completion of the merger has been supplied by EXE, information about SSA and Merger Sub has been supplied by SSA, and information about the General Atlantic Entities has been supplied by the General Atlantic Entities.

     All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet.

     Item 1001

                The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING” in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

     Item 1002

                (a) Name and Address. EXE is the subject company of this Schedule 13E-3. The information contained in the sections entitled “SUMMARY TERM SHEET — The Companies” and “INFORMATION ABOUT THE COMPANY” in the Proxy Statement is incorporated herein by reference.

                (b) Securities. The information contained in the sections entitled “SUMMARY TERM SHEET — The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “INTRODUCTION — Quorum Requirement” and “OTHER MATTERS — Beneficial Ownership of Voting Stock” in the Proxy Statement is incorporated herein by reference.

                (c) Trading Market and Price. The information contained in the section entitled “MARKET PRICES FOR COMMON STOCK AND DIVIDEND INFORMATION” in the Proxy Statement is incorporated herein by reference.

                (d) Dividends. The information contained in the section entitled “MARKET PRICES FOR COMMON STOCK AND DIVIDEND INFORMATION” in the Proxy Statement is incorporated herein by reference.

                (e) Prior Public Offerings. Not applicable.

                (f) Prior Stock Purchases. The information contained in the section entitled “OTHER MATTERS — Stock Transaction Information” in the Proxy Statement is incorporated herein by reference.

Item 3. Identity and Background of The Filing Persons.

     Item 1003

                (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the sections entitled “SUMMARY TERM SHEET — The Companies,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “INFORMATION

ABOUT THE COMPANY,” “INFORMATION ABOUT SSA AND RUSH MERGER SUBSIDIARY,” “INFORMATION ABOUT CERBERUS CAPITAL MANAGEMENT, L.P.” and “INFORMATION ABOUT GAP LLC AND RELATED ENTITIES” in the Proxy Statement is incorporated herein by reference. EXE, a Filing Person, is also the subject company.

Item 4. Terms of The Transaction.

     Item 1004

                (a) Material Terms.

                     (1) Tender Offers. Not applicable.

                     (2) Mergers or Similar Transactions.

                         (i) Transaction Description. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “THE MERGER AGREEMENT,” “VOTING AGREEMENTS” and Appendices A through C in the Proxy Statement is incorporated herein by reference.

                         (ii) Consideration. The information contained in the sections entitled “SUMMARY TERM SHEET — The Merger Agreement,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING” and “THE MERGER AGREEMENT — Merger Consideration” in the Proxy Statement is incorporated herein by reference.

                         (iii) Reasons for Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the Company,” “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the SSA Parties,” “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the General Atlantic Entities,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the Company,” “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the SSA Parties” and “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the General Atlantic Entities” in the Proxy Statement is incorporated herein by reference.

                         (iv) Vote Required for Approval. The information contained in the sections entitled “SUMMARY TERM SHEET — The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “INTRODUCTION — Votes Required” and Appendix A in the Proxy Statement is incorporated herein by reference.

                         (v) Differences in the Rights of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET — Interests of Certain Persons in the Merger and Asset Sale,” “SUMMARY TERM SHEET — Appraisal Rights,” “SPECIAL FACTORS — Effect of the Merger and Asset Sale,” “THE MERGER AND ASSET SALE — Interests of Certain Persons in the Merger and Asset Sale,” “THE MERGER AND ASSET SALE — Appraisal Rights,” “VOTING AGREEMENTS” and Appendices A through C in the Proxy Statement is incorporated herein by reference.

                         (vi) Accounting Treatment. The information contained in the sections entitled “SUMMARY TERM SHEET — Accounting Treatment” and “THE MERGER AND ASSET SALE — Accounting Treatment” in the Proxy Statement is incorporated herein by reference.

                         (vii) Income Tax Consequences. The information contained in the sections entitled “SUMMARY TERM SHEET — Material U.S. Federal Tax Consequences,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING” and “SPECIAL FACTORS — Material U.S. Federal Tax Consequences” in the Proxy Statement is incorporated herein by reference.

                (c) Different Terms. The information contained in the sections entitled “SUMMARY TERM SHEET— Voting Agreements,” “SUMMARY TERM SHEET — Interests of Certain Persons in the Merger and Asset Sale,” “SUMMARY TERM SHEET — Appraisal Rights,” “SPECIAL FACTORS — Effect of the Merger and Asset Sale,” “THE MERGER AND ASSET SALE — Interests of Certain Persons in the Merger and Asset Sale,” “THE MERGER AND ASSET SALE — Appraisal Rights,” “VOTING AGREEMENTS” and Appendices A through C in the Proxy Statement is incorporated herein by reference.

                (d) Appraisal Rights. The information contained in the sections entitled “SUMMARY TERM SHEET — Appraisal Rights,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “THE MERGER AND ASSET SALE — Appraisal Rights” and Appendix E in the Proxy Statement is incorporated herein by reference.

                (e) Provisions For Unaffiliated Security Holders. The information contained in the section entitled “AVAILABLE INFORMATION” in the Proxy Statement is incorporated herein by reference.

                (f)  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Item 1005

                (a) Transactions. The information contained in the section entitled “OTHER MATTERS — Transactions by Filing Persons with Affiliates” in the Proxy Statement is incorporated herein by reference.

                (b) Significant Corporate Events. The information contained in the sections entitled “SUMMARY TERM SHEET — Interests of Certain Persons in the Merger and Asset Sale,” “SPECIAL FACTORS — Background of the Merger and Asset Sale,” “THE MERGER AND ASSET SALE — Interests of Certain Persons in the Merger and Asset Sale” and “OTHER MATTERS — Stock Transaction Information” in the Proxy Statement is incorporated herein by reference.

                (c) Negotiations or Contacts. The information contained in the section entitled “SPECIAL FACTORS — Background of the Merger and Asset Sale” in the Proxy Statement is incorporated herein by reference.

                (e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “INTRODUCTION — Votes Required,” “SPECIAL FACTORS — Background of the Merger and Asset Sale,” “SPECIAL FACTORS — Effect of the Merger and Asset Sale;” “THE MERGER AND ASSET SALE — Interests of Certain Persons in the Merger and Asset Sale,” “THE MERGER AGREEMENT,” “VOTING AGREEMENTS,” “OTHER MATTERS — Stock Transaction Information,” “OTHER MATTERS — Other Agreements Relating to the Securities of the Company” and Appendices A through C in the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of The Transaction and Plans or Proposals.

     Item 1006

                (b) Use of Securities Acquired. The information contained in the sections entitled “SUMMARY TERM SHEET — Effect of the Merger and Asset Sale,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Effect of the Merger and Asset Sale,” “THE MERGER AGREEMENT” and Appendix A in the Proxy Statement is incorporated herein by reference.

                (c) Plans. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of Merger and Asset Sale,” “SPECIAL FACTORS — Effect of the Merger and Asset Sale,” “THE MERGER AND ASSET SALE — Interests of Certain Persons in the Merger and Asset Sale,” “THE MERGER AGREEMENT” and Appendix A in the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     Item 1013

                (a) Purposes. The information contained in the sections entitled “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the Company,” “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the SSA Parties,” “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the General Atlantic Entities,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of the Merger and Asset Sale,” “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the Company,” “SPECIAL FACTORS — Recommendation of the Board of Directors,” “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the SSA Parties” and “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the General Atlantic Entities” in the Proxy Statement is incorporated herein by reference.

                (b) Alternatives. The information contained in the sections entitled “SPECIAL FACTORS — Background of the Merger and Asset Sale” and “SPECIAL FACTORS — Recommendation of the Board of Directors” in the Proxy Statement is incorporated herein by reference.

                (c) Reasons. The information contained in the sections entitled “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the Company,” “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the SSA Parties,” “SUMMARY TERM SHEET — Purpose of the Merger and Asset Sale for the General Atlantic Entities,” “SPECIAL FACTORS — Background of the Merger and Asset Sale,” “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the Company,” “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the SSA Parties” and “SPECIAL FACTORS — Purpose of the Merger and Asset Sale for the General Atlantic Entities” in the Proxy Statement is incorporated herein by reference.

                (d) Effects. The information contained in the sections entitled “SUMMARY TERM SHEET,” “ QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Effect of the Merger and Asset Sale,” “SPECIAL FACTORS — Effects on Interests in Our Net Book Value and Net Earnings,” “THE MERGER AND ASSET SALE — Interests of Certain Persons in the Merger and Asset Sale,” “THE MERGER AND ASSET SALE — Material U.S. Federal Tax Consequences,” “THE MERGER AGREEMENT” and Appendix A in the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of The Transaction.

     Item 1014

                (a) Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET — Position of the Company as to the Fairness of the Merger and Asset Sale,” “SUMMARY TERM SHEET —Recommendation of the Board of Directors,” “SUMMARY TERM SHEET — Position of the SSA Parties as to the Fairness of the Merger and Asset Sale,” “SUMMARY TERM SHEET — Position of the General Atlantic Entities as to the Fairness of the Merger and Asset Sale,” “SUMMARY TERM SHEET — Opinion of Financial Advisor,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of Merger and Asset Sale,” “SPECIAL FACTORS — Recommendation of the Board of Directors,” “SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Position of the SSA Parties as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Position of the General Atlantic Entities as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Opinion of Financial Advisor” and Appendix D in the Proxy Statement is incorporated herein by reference.

                (b) Factors Considered in Determining Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET — Position of the Company as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Recommendation of the Board of Directors,” “SUMMARY TERM SHEET — Position of the SSA Parties as to the Fairness of the Merger and Asset Sale,” “SUMMARY TERM SHEET — Position of the General Atlantic Entities as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Position of the Company as to the Fairness of

the Merger and Asset Sale,” “SPECIAL FACTORS — Position of the SSA Parties as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Position of the General Atlantic Entities as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Opinion of Financial Advisor” and Appendix D in the Proxy Statement is incorporated herein by reference.

                (c) Approval of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET — Vote Required,” “SUMMARY TERM SHEET — The Special Meeting,” “SUMMARY TERM SHEET — Effect of the Merger and Asset Sale,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “INTRODUCTION — Votes Required,” and “SPECIAL FACTORS — Effect of the Merger and Asset Sale” in the Proxy Statement is incorporated herein by reference.

                (d) Unaffiliated Representative. The information contained in the section entitled “SPECIAL FACTORS — Recommendation of the Board of Directors” in the Proxy Statement is incorporated herein by reference.

                (e) Approval of Directors. The information contained in the sections entitled “SUMMARY TERM SHEET — Position of the Company as to the Fairness of the Merger and Asset Sale,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of Merger and Asset Sale,” “SPECIAL FACTORS — Recommendation of the Board of Directors,” “SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger and Asset Sale” and “SPECIAL FACTORS — Opinion of Financial Advisor” in the Proxy Statement is incorporated herein by reference.

                (f) Other Offers. The information contained in the section entitled “SPECIAL FACTORS — Background of Merger and Asset Sale” in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     Item 1015

                (a) Report, Opinion, or Appraisal. The information contained in the sections entitled “SUMMARY TERM SHEET — Position of the Company as to the Fairness of the Merger and Asset Sale,” “SUMMARY TERM SHEET — Opinion of Financial Advisor,” “SUMMARY TERM SHEET — Report of CBIZ Valuation Group, Inc. Regarding Valuation of Intellectual Property,” “SUMMARY TERM SHEET— Report of KPMG LLP Regarding Purchase Price Allocation,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Recommendation of the Board of Directors,” “SPECIAL FACTORS — Position of the Company as to the Fairness of the Merger and Asset Sale,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Report of CBIZ Valuation Group, Inc. Regarding Valuation of Intellectual Property,” “SPECIAL FACTORS — Report of KPMG LLP Regarding Purchase Price Allocation” and Appendix D in the Proxy Statement is incorporated herein by reference.

                (b) Preparer and Summary of the Report, Opinion or Appraisal. The information in the sections entitled “SUMMARY TERM SHEET — Opinion of Financial Advisor,” “SUMMARY TERM SHEET — Report of CBIZ Valuation Group, Inc. Regarding Valuation of Intellectual Property,” “SUMMARY TERM SHEET — Report of KPMG LLP Regarding Purchase Price Allocation,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Report of CBIZ Valuation Group, Inc. Regarding Valuation of Intellectual Property,” “SPECIAL FACTORS — Report of KPMG LLP Regarding Purchase Price Allocation” and Appendix D in the Proxy Statement is incorporated herein by reference.

                (c) Availability of Documents. The information in the section entitled “AVAILABLE INFORMATION,” “SPECIAL FACTORS — Report of CBIZ Valuation Group, Inc. Regarding Valuation of Intellectual Property,” “SPECIAL FACTORS — Report of KPMG LLP Regarding Purchase Price Allocation” and Appendix D to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     Item 1007

                (a) Source of Funds. The information contained in the sections entitled “SUMMARY TERM SHEET — Financing of the Merger and Asset Sale” and “THE MERGER AND ASSET SALE — Financing of the Merger and Asset Sale” in the Proxy Statement is incorporated herein by reference.

                (b) Conditions. Not applicable.

                (c) Expenses. The information contained in the sections entitled “SUMMARY TERM SHEET — Financing of the Merger and Asset Sale” and “THE MERGER AND ASSET SALE — Financing of the Merger and Asset Sale” in the Proxy Statement is incorporated herein by reference.

                (d) Borrowed Funds. Not applicable.

Item 11. Interest In Securities of The Subject Company.

     Item 1008

                (a) Securities Ownership. The information contained in the section entitled “OTHER MATTERS — Beneficial Ownership of Voting Stock” and Appendices F and G in the Proxy Statement is incorporated herein by reference.

                (b) Securities Transactions. The information contained in the section entitled “OTHER MATTERS — Stock Transaction Information” in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

     Item 1012

                (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET — Voting Agreements,” “QUESTIONS AND ANSWER ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “THE MERGER AND ASSET SALE — Interests of Certain Persons in the Merger and Asset Sale,” “VOTING AGREEMENTS” and Appendices B and C in the Proxy Statement is incorporated herein by reference.

                (e) Recommendations to Others. The information contained in the sections entitled “SUMMARY TERM SHEET — Recommendation of the Board of Directors,” “SUMMARY TERM SHEET — Interests of Certain Persons in the Merger and Asset Sale,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, THE ASSET SALE AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Recommendation of the Board of Directors” and “SPECIAL FACTORS — Interests of Certain Persons in the Merger and Asset Sale” in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

     Item 1010

                (a) Financial Information. The information contained in the sections entitled “SUMMARY FINANCIAL DATA” and “AVAILABLE INFORMATION” in the Proxy Statement and Appendices F and G in the Proxy Statement is incorporated herein by reference.

                (b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

                (a) Solicitations or Recommendations. The information contained in the sections entitled “INTRODUCTION” and “THE MERGER AND ASSET SALE — Financing of the Merger and Asset Sale” in the Proxy Statement is incorporated herein by reference.

                (b) Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

     Item 1011

                (b) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

     Item 1016

                (a) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 18, 2003 (incorporated herein by reference to the Proxy Statement).

                (b) Not applicable

                (c)(1) Fairness Opinion of Stephens Inc., dated August 15, 2003 (incorporated herein by reference to Appendix D to the Proxy Statement).

                (c)(2) Report of KPMG LLP, dated November 12, 2003.*

                (c)(3) Report of CBIZ Valuation Group, Inc, dated November 12, 2003.*

                (c)(4) Stephens Inc. board presentation materials, dated August 14, 2003.

                (d)(1) Agreement and Plan of Merger, dated as of August 15, 2003, by and among SSA Global Technologies, Inc., EXE Technologies, Inc. and Rush Merger Subsidiary, Inc., as amended (incorporated herein by reference to Appendix A to the Proxy Statement).

                (d)(2) Voting Agreement dated as of August 15, 2003, by and among SSA Global Technologies, Inc., Rush Merger Subsidiary, Inc., Raymond Hood and EXE Technologies, Inc., as amended (incorporated herein by reference to Appendix B to the Proxy Statement).

                (d)(3) Voting Agreement dated as of August 15, 2003, by and among SSA Global Technologies, Inc., Rush Merger Subsidiary, Inc. and Hood Partnership, Ltd. (incorporated by reference herein to Appendix C to the Proxy Statement).

                (d)(4) Option Agreement, dated as of September 15, 1997, among General Atlantic Partners 41, L.P., GAP Coinvestment Partners, L.P. and David Alcala (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by General Atlantic Partners, LLC on July 1, 2002).

                (d)(5) Stock Purchase Agreement, dated June 27, 2002, among General Atlantic Partners 57, L.P., GAP Coinvestment Partners II, L.P. and Adam Belsky (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by General Atlantic Partners, LLC on July 1, 2002).

                (d)(6) Stock Purchase Agreement, dated as of October 10, 2002, among General Atlantic Partners 57, L.P., GAP Coinvestment Partners II, L.P. and i2 Technologies, Inc.*

                (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix E to the Proxy Statement).

                (g) Not applicable.

* Previously filed.

SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003	EXE TECHNOLOGIES, INC

By: /s/ KENNETH R. VINES

Name: Kenneth R. Vines Title: Senior Vice President, Chief Financial Officer & Secretary

Dated: November 18, 2003	SSA GLOBAL TECHNOLOGIES, INC

By: /s/ KIRK J. ISAACSON

Name: Kirk J. Isaacson
Title: Executive Vice President, General Counsel & Corporate Secretary

Dated: November 18, 2003	RUSH MERGER SUBSIDIARY, INC.

By: /s/ KIRK J. ISAACSON

Name: Kirk J. Isaacson
Title: Secretary

Dated: November 18, 2003	GENERAL ATLANTIC PARTNERS, LLC

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A Managing Member

Dated: November 18, 2003	GENERAL ATLANTIC PARTNERS 41, L.P.

By: GENERAL ATLANTIC PARTNERS, LLC, its General Partner

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A Managing Member

Dated: November 18, 2003	GENERAL ATLANTIC PARTNERS 57, L.P.

By: GENERAL ATLANTIC PARTNERS, LLC, its General Partner

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A Managing Member

Dated: November 18, 2003	GENERAL ATLANTIC PARTNERS 76, L.P.

By: GENERAL ATLANTIC PARTNERS, LLC, its General Partner

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A Managing Member

Dated: November 18, 2003	GAP COINVESTMENT PARTNERS, L.P.

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A General Partner

Dated: November 18, 2003	GAP COINVESTMENT PARTNERS II, L.P.

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A General Partner

Dated: November 18, 2003	GAPSTAR, LLC

By: GENERAL ATLANTIC PARTNERS, LLC, its Sole Member

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A Managing Member

Dated: November 18, 2003	GAPCO GMBH & CO. KG

By: GAPCO MANAGEMENT GMBH, its General Partner

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A Managing Director

Dated: November 18, 2003	GAPCO MANAGEMENT GMBH

By: /s/ MATTHEW NIMETZ

Name: Matthew Nimetz
Title: A Managing Director

EXHIBIT INDEX

Exhibit
Number	Description

(a)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 18, 2003 (incorporated herein by reference to the Proxy Statement).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Stephens Inc., dated August 15, 2003 (incorporated herein by reference to Appendix D to the Proxy Statement).

(c)(2)	Report of KPMG LLP, dated November 12, 2003.*
(c)(3)	Report of CBIZ Valuation Group, Inc., dated November 12, 2003.*

(c)(4)	Stephens Inc. board presentation materials, dated August 14, 2003.

(d)(1)	Agreement and Plan of Merger, dated as of August 15, 2003, by and among SSA Global Technologies, Inc., EXE Technologies, Inc. and Rush Merger Subsidiary, Inc., as amended (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Voting Agreement dated as of August 15, 2003, by and among SSA Global Technologies, Inc., Rush Merger Subsidiary, Inc., Raymond Hood and EXE Technologies, Inc., as amended (incorporated herein by reference to Appendix B to the Proxy Statement).
(d)(3)	Voting Agreement, dated as of August 15, 2003, by and among SSA Global Technologies, Inc., Rush Merger Subsidiary, Inc. and Hood Partnership, Ltd. (incorporated herein by reference to Appendix C to the Proxy Statement).
(d)(4)	Option Agreement, dated as of September 15, 1997, among General Atlantic Partners 41, L.P., GAP Coinvestment Partners, L.P. and David Alcala (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by General Atlantic Partners, LLC on July 1, 2002).
(d)(5)	Stock Purchase Agreement, dated June 27, 2002, among General Atlantic Partners 57, L.P., GAP Coinvestment Partners II, L.P. and Adam Belsky (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by General Atlantic Partners, LLC on July 1, 2002).

(d)(6)	Stock Purchase Agreement, dated as of October 10, 2002, among General Atlantic Partners 57, L.P., GAP Coinvestment Partners II, L.P. and i2 Technologies, Inc.*

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix E to the Proxy Statement).

(g)	Not applicable.

* Previously filed.